CAMPBELL STRATEGIC ALLOCATION FUND, L.P.
                          MONTHLY REPORT - AUGUST 2010
                                   -----------

                     STATEMENT OF CHANGES IN NET ASSET VALUE
                     ---------------------------------------

Net Asset Value (595,460.045 units) at July 31, 2010        $   1,322,855,003
Additions of 0.000 units on August 31, 2010                                 0
Redemptions of (16,999.435) units on August 31, 2010              (39,640,804)
Offering Costs                                                       (184,610)
Net Income (Loss) - August 2010                                    65,874,136
                                                            -----------------

Net Asset Value (578,460.610 units) at August 31, 2010      $   1,348,903,725
                                                            =================

Net Asset Value per Unit at August 31, 2010                 $        2,331.89
                                                            =================

                           STATEMENT OF INCOME (LOSS)
                           --------------------------

Income:
  Gains (losses) on futures contracts:
    Realized                                                $      55,148,304
    Change in unrealized                                           22,054,018
  Gains (losses) on forward and options on forward
    contracts:
    Realized                                                        2,207,199
    Change in unrealized                                           (5,425,681)
  Net Investment income (loss)                                        551,351
                                                            -----------------
                                                                   74,535,191
                                                            -----------------
Expenses:
  Brokerage fee                                                     8,537,724
  Performance fee                                                           0
  Operating expenses                                                  123,331
                                                            -----------------
                                                                    8,661,055
                                                            -----------------
Net Income (Loss) - August 2010                             $      65,874,136
                                                            =================

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                                 FUND STATISTICS
                                 ---------------

Net Asset Value per Unit on August 31, 2010                 $        2,331.89

Net Asset Value per Unit on July 31, 2010                   $        2,221.57

Unit Value Monthly Gain (Loss) %                                         4.97%

Fund 2010 calendar YTD Gain (Loss) %                                    (2.61)%


To the best of my knowledge and belief, the information contained herein is accurate and complete.



                                  /s/ Theresa D. Becks
                                  -----------------------------------------
                                  Theresa D. Becks, Chief Executive Officer
                                  Campbell & Company, Inc.
                                  General Partner
                                  Campbell Strategic Allocation Fund, L.P.

                                  Prepared without audit

Dear Investor,

Strong August Performance Propelled by Gains in Fixed Income Trading...

The release of the August U.S. Federal Reserve meeting minutes resulted in yet another sell-off of "risk assets," which helped to contribute to the rise in fixed income prices. Yields reached multi-year lows in the U.S., Europe and U.K., resulting in big gains from the Fund's long fixed income positions, especially on the long end of the curve.

Smaller gains were realized in the commodity markets, primarily in precious metals. Gold fully retraced July's corrective sell-off, with its August month-end market value closing several ticks higher than the June close. The Fund's long gold position benefitted from gold's safe-haven status, as well as from news out of China, the world's largest consumer and producer of gold, that they will allow greater access to trading of the metal. The Fund's long silver position also produced favorable results due to its lock-step trading with gold.

Long global equity indices holdings resulted in losses for the month. Weak labor and housing data releases, coupled with the FOMC's downgrade of its assessment of the U.S. economic outlook, contributed to the poor performance of U.S. market indices. Japanese equities fared worse, as the stubbornly strong Japanese Yen weighs on Japanese exporters. By month-end, the Euro Stoxx 50 lost nearly 4.5%, the S&P 500 fell about 4.75%, and the Japanese Nikkei lost almost 7.5%.

Additional losses were recorded in the foreign exchange markets from short positions in the Euro/Yen cross as the Euro appreciated more than 4% against the Japanese Yen. The Euro moved higher against most currencies as investors covered short positions as the Euro showed renewed signs of life.

All of the major Central Banks kept rates on hold during August as they maintain a wait-and-see attitude. The markets continue to thrash around in the depths of indecisiveness as the debate over when and how the recovery might ensue. In the midst of all of this indecisiveness, we are encouraged by our commitment to a systematic investment approach.

If you have any questions or comments, I look forward to hearing from you.

Sincerely,

Terri Becks
President & CEO
Campbell & Company, Inc.
General Partner
Campbell Strategic Allocation Fund, L.P.